MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis of the financial condition and results of operations is prepared at April 13, 2007 and comments on Peace Arch Entertainment Group Inc.’s, (“Peace Arch”) operations, performance and financial conditions for the three and six months ended February 28, 2007 and 2006. This should be read in conjunction with the Company’s unaudited consolidated financial statements for the period ended February 28, 2007. We also encourage you to read Peace Arch Entertainment Group Inc.’s MD&A for the year ended August 31, 2006 dated November 27, 2006.

The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”).  Please refer to note 28 of the consolidated financial statements of the Company for a summary of differences between Canadian and United States (“U.S.”) GAAP.

All dollar amounts are in Canadian dollars unless otherwise indicated.

You will find more information about Peace Arch, including the annual information form for the year ended August 31, 2006 filed on November 29, 2006 and recent financial reports on SEDAR at www.sedar.com.

Forward Looking Statements

Securities law encourages companies to disclose forward looking information so that investors can get a better understanding of the Company’s future prospects and make informed investment decisions. This discussion may contain forward looking statements and are based on our current expectations, estimates and assumptions which are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

ABOUT OUR BUSINESS

A detailed description of our products and services and our objectives and strategy is provided in the Peace Arch Entertainment Group Inc. August 31, 2006 MD&A.

Peace Arch Entertainment Group Inc., “Peace Arch” or the “Company”, is an innovative media company that finances, produces, acquires and distributes high quality film and television programming for worldwide markets.

The Company earns revenues from the distribution of newly acquired product and productions, and the distribution of its library. Once a production is completed and delivered, the program is then included in the Company’s library of film and television programs along with acquired programming. Through its internal sales operations, the Company licenses that programming to theatrical distributors, television broadcasters, cable companies, satellite services and home entertainment distributors around the world.

The Company operates in four locations, Toronto, Vancouver, Los Angeles and New York. Peace Arch manages its business in three operating segments: Motion Picture, Television, and Home Entertainment.  During the quarter, the Company closed its London, England office in an effort to synergize operating facilities and minimize costs.

Overview of Consolidated Results

The second quarter was highlighted by significant revenue and earnings growth from operations.  Revenues in the quarter were $20.3 million up from $3.7 million last year.  Revenues for the six months ended February 28, 2007 were $31.6 million, compared to $4.6 million in the corresponding period last year. Net earnings in the quarter of $2.2 million compared to a loss of $(0.7) million in the same quarter last year.  For the six months ended February 28, 2007, net earnings were $2.3 million compared to a net loss of $(1.4) million in fiscal 2006.  Our revenues and results of operations for any period depend on the number of film and television programs that are delivered during that period and on seasonal factors, in particular the Christmas selling period.  As a result, our revenues are not recognized evenly throughout the year and results of operations may fluctuate from period to period.

During the second quarter the Company delivered the first five episodes of a new television series, “The Tudors”, a 10-hour dramatic mini-series based on the life of King Henry VIII that began production in the fall of 2006. The second quarter marked the completion of the acquisition of Castle Hill Productions Inc. and Dream LLC with a film library of over 500 independent film titles. This acquisition was one of the Company’s key strategic initiatives to expand its worldwide distribution capabilities and to provide quality content. The Home Entertainment division contributed positive results in the quarter with strong sales from the Christmas period.  Included in net earnings was an amount of $1.0 million, (net of $0.2 million in legal expenses), representing a settlement of the Company’s outstanding legal dispute concerning the co-financing of a television series.

Significant events during the quarter:

•

Completed the acquisition of Castle Hill Productions Inc. and Dream LLC (“Castle Hill/Dream”) for a purchase price of $11.1 million.  The Castle Hill/Dream library of approximately 500 titles contain both classic and contemporary motion pictures.  This strategic transaction supports Peace Arch’s goal of revenue growth through U.S. and worldwide distribution, and brings to the Company a proven U.S. distribution and licensing operation with an experienced executive.  The results of operations of Castle Hill/Dream have been included in the Company’s results since December 21, 2006.

•

Delivery of the first 5 episodes of the dramatic television series “The Tudors” based on the life of King Henry the VIII and his nearly forty year reign over England.

•

Received $1.0 million, (net of $0.2 million in legal expenses), in settlement of an outstanding legal dispute concerning the co-financing of a television series.  In addition, the Company entered into a distribution agreement with the co-financier for the sale of certain U.S. broadcast rights for the television series.

•

Produced or acquired several feature films for DVD and television exploitation, including the thrillers “Final Draft” starring James Van Der Beek, “The Cradle” starring Lukas Haas, “Harm’s Way” starring Academy Award-winner Kathleen Quinlan, and the family film “Luna: Spirit of The Whale” starring Adam Beach and Jason Priestley.

•

Licensed all distribution rights to the Company’s feature film “Animal 2,” starring Ving Rhames, to Genius Entertainment, one of the leading home entertainment distributors in the United States.  “Animal 2” is a sequel to the sleeper hit “Animal,” which grossed more than US$8 million in DVD revenues in 2005.

•

Won best Director Award for its feature film “Delirious” at the highly influential HBO U.S. Comedy Arts Festival in Aspen, Colorado.

KEY PERFORMANCE INDICATORS

The Company measures the success of its strategies using a number of key performance indicators. These have been outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

Revenue  Revenue is a measurement defined by Canadian and U.S. GAAP. Revenue is the inflow of cash, receivables or other consideration arising from the sale of product and services and is net of items such as trade or volume discounts and certain excise and sales taxes. Peace Arch’s revenue streams for the six months ended February 28, 2007 were derived from its three business segments: Motion Picture 34%, Television 27% and Home Entertainment 39% (2006 – 27%, 18% and 55%, respectively).

Amortization of investment in film and television programming, other production and home entertainment direct costs   Amortization of investment in film and television programming, production and home entertainment direct costs represents the amortization of the capitalized costs associated with internally produced and acquired film and television programming, from which distribution and licensing revenues are derived.  Other production costs include amounts due to third party participants with interests in the performance of the production.  Home Entertainment direct costs consists primarily of duplication, distribution and marketing expenses of video and DVD as well as royalty expenses.

Selling, general and administrative expenses   Selling, general and administrative expenses include period costs that are not directly attributable to the film and television program or home entertainment product. These include such costs as employee remuneration, stock based compensation costs, professional fees, regulatory license fees, occupancy costs and overhead costs.  The Company categorizes these expenses as selling, general and administrative expenses.

Earnings (loss) from operations before the undernoted  Earnings (loss) from operations before the undernoted is defined as revenue less expenses.

FINANCIAL RESULTS ANALYSIS

The following table presents summary financial information for Peace Arch’s operating business segments in Q2, 2007 and YTD 2007 compared with Q2, 2006 and YTD 2006, and a reconciliation of earnings (loss) from operations before the undernoted to net earnings (loss) for the periods noted.

(thousands of Canadian dollars except percentages and per share amounts)
(UNAUDITED)	Q2 2007 $	Q2 2006 $	% CHANGE	YTD 2007 $	YTD 2006 $	% CHANGE
Revenues Motion Picture Television Home Entertainment	6,245 7,476 6,555	429 703 2,529	1,355.7 963.4 159.2	10,705 8,662 12,239	1,239 802 2,529	764.0 980.0 383.9
	20,276	3,661	453.8	31,606	4,570	591.6

Expenses Motion Picture Television Home Entertainment Corporate	6,389 5,753 4,963 1,044	1,449 277 1,930 439	340.9 1,976.9 157.2 137.8	10,401 6,851 9,812 1,746	2,886 458 1,930 693	260.4 1,395.9 408.4 151.9
	18,149	4,095	343.2	28,810	5,967	382.8

Earnings (loss) from operations before the undernoted Motion Picture Television Home Entertainment Corporate	(144) 1,723 1,592 (1,044)	(1,020) 426 599 (439)	n.m. 304.5 165.8 n.m.	304 1,811 2,427 (1,746)	(1,647) 344 599 (693)	n.m. 426.5 305.2 n.m.
	2,127	(434)	n.m.	2,796	(1,397)	n.m.

Interest income Interest expense Gain on sale of asset Foreign exchange gain (loss) Legal settlement Loss on settlement of obligations	407 (959) - (348) 957 -	244 (658) 10 97 - -		667 (1,536) - (665) 957 (13)	496 (1,088) 43 506 - -

Earnings (loss) before income taxes	2,184	(741)		2,206	(1,440)

Income tax recovery	55	-		119	-

Net earnings (loss) for the period	2,239	(741)		2,325	(1,440)
Net earnings (loss) per share Basic Diluted	0.07 0.06	(0.04) (0.04)		0.07 0.06	(0.07) (0.07)

Earnings (loss) from operations before the undernoted as defined in “Key performance indicators”.

n.m.: not meaningful

Second Quarter Results

Revenues for the second quarter were $20.3 million, up significantly from $3.7 million for the corresponding period in the prior year.   Revenues of $31.6 million for the six month period represented 591.6% growth over revenues of $4.6 million in the prior year.  Revenue growth in fiscal 2007 was driven by the delivery of more projects in both the Television and Motion Picture segments compared to last year, as well as a full six months of revenues from the Home Entertainment segment compared to just over one month of revenues last year following the acquisition of kaBOOM! Entertainment Inc. on January 23, 2006.

Operating expenses, defined as amortization of investment in film and television programming and other production costs, home entertainment direct costs, selling, general and administration and other amortization,  were $18.1 million for the second quarter, up 343.2% from the prior year, and $28.8 million for the six-month period, up 382.8% from the prior year.  The increase was driven by the significant increase in revenues from the higher number of projects delivered and the full six months of Home Entertainment revenues.

Earnings from operations before the undernoted for the second quarter was $2.1 million compared to a loss of $(0.4) million last year, while earnings from operations before the undernoted of $2.8 million for the six-month period represented an increase of $4.2 million from a loss of $(1.4) million last year. Earnings (loss) from operations before the undernoted excludes interest and other gains or losses not attributable to operations.  During the quarter, the Television and Home Entertainment segments reported earnings of $1.7 million and $1.6 million respectively, compared to earnings of $0.4 million and $0.6 million in the second quarter last year. During the six months ended February 28, 2007, the Television and Home Entertainment segments reported earnings of $1.8 million and $2.4 million compared to $0.3 million and $0.6 million during the same period last year. The Motion Picture segment reported a loss from operations of $(0.1) million during the second quarter, compared to a loss of $(1.0) million during the second quarter last year, and earnings from operations of $0.3 million for the six months ended February 28, 2007 compared to a loss of $(1.6) million last year. The Company’s higher earnings are driven by the higher revenue volumes and the Company’s strategy of growth with a focus on distribution. Corporate expenses were $1.0 million during the quarter compared to $0.4 million last year, and $1.7 million during the six months ended February 28, 2007 compared to $0.7 million during the same period last year. This increase represents the additional infrastructure required for the growing business.

Motion Picture

Motion Picture revenues for the three months ended were $6.2 million, an increase of over 1000% from prior year, and for the six-month period revenues were $10.7 million compared to $1.2 million last year.  The higher revenues resulted from the Company’s focus on distribution activities and the strategy to expand its distribution channel with a variety of new programming. The Company delivered five movies this quarter, compared to no movies in the second quarter last year. The Company is currently in production of “Animal 2”, a sequel to the successful feature film drama “Animal”.

Operating expenses for the three months ended were $6.3 million, up 340.9% from last year, and for the six-month period were $10.4 million, up 260.4% from last year, primarily driven by higher amortization of investment in film and television programming and selling, general and administration expenses from increased marketing and sales activities consistent with the higher revenue volumes.

The Motion Picture segment reported a loss from operations of $(0.1) million for the three months ended, compared to a loss of $(1.0) million for the corresponding period last year. Included in amortization of investment in film and television programming in the second quarter was a write down of $(0.5) million for one of its titles in order to properly reflect the fair value of that project. Segment earnings from operations before the undernoted were $0.3 million for the six-month period, compared to a loss of $(1.6) million last year.

Television

Television revenues for the three months ended were $7.5 million, up 963.4% from revenues of $0.7 million last year.  Television revenues for the six-month period were $8.7 million, up 980.0% from last year. The significant increase in revenues in the quarter was primarily due to the delivery of 16 episodes of television programming including the first 5 episodes of the dramatic mini-series “The Tudors” focusing on the tumultuous years of King Henry VIII’s nearly forty year reign of England. This compared to 13 episodes of television programming in the second quarter of fiscal 2006.

Operating expenses for the second quarter were $5.8 million, compared to $0.3 million last year, and for the six-month period $6.9 million, up from $0.5 million last year, driven by higher amortization of investment in film and television programming and selling, general and administration expenses consistent with the significant increase in revenues.

Segment earnings from operations before the undernoted were $1.7 million for the three months ended, compared to earnings of $0.4 million the prior year and for the six-month period were $1.8 million, compared to $0.3 million last year.

Home Entertainment

Home Entertainment revenues were $6.6 million in the quarter, compared to revenues of $2.5 million in the second quarter of fiscal 2006, which represents just over one month of revenues recognized following the acquisition kaBOOM! Entertainment Inc. on January 23, 2006.  Revenues for the six months ended February 28, 2007 were $12.2 million compared to $2.5 million last year. Revenues in both the first and second quarters of fiscal 2007 were strong driven by the Christmas selling period.

Operating expenses for the quarter were $5.0 million compared to $1.9 million last year, representing DVD duplication, other direct costs and overhead costs associated with home entertainment revenues. Operating expenses for the six months ended February 28, 2007 were $9.8 million and $1.9 million last year. The increase in operating expenses is consistent with the increase in revenues.

Segment earnings from operations before the undernoted were $1.6 million for the quarter, compared to earnings of $0.6 million the prior period. For the six months ended, earnings were $2.4 million compared to $0.6 million last year. The Company acquired kaBOOM! Entertainment Inc. in January 2006 as part of the Company’s strategy to diversify operations by selling directly to video and DVD retailers.

Corporate

The Corporate results represent the incremental cost of corporate overhead in excess of the amount allocated to the other operating divisions.  Corporate overhead in the quarter was $1.0 million, up from $0.4 million in the same period of the prior year. For the six months ended February 28, 2007, corporate expenses were $1.7 million compared to $0.7 million last year. The increase is primarily a result of additional support required for both organic growth and the Company’s strategy of acquiring existing content libraries and compatible distribution capabilities, including the acquisitions of Castle Hill Productions Inc. and Dream LLC and kaBOOM! Entertainment Inc. Included in corporate expenses in the second quarter were costs of $0.1 million relating to the closure of the London, England office, in an effort to synergize operating facilities and minimize costs.

Interest Income

Interest income increased to $0.4 million for the quarter ended February 28, 2007, compared to $0.2 million for the same period in the prior year. For the six months ended February 28, 2007 interest income was $0.7 million compared to $0.5 million in 2006. The largest component is interest revenue earned for the six month period on the Restricted Term Deposit of $0.6 million compared to $0.5 million for the same period in the prior year.  This interest revenue was offset by interest expense of the same amount recorded in respect of the Film Financing Obligation.

Interest Expense

Interest expense for the quarter was $1.0 million up from $0.7 million in the same period in the prior year, and $1.5 million for the six months ended February 28, 2007 compared to $1.1 million for the same period in the prior year, primarily due to the increase in production loans from $29.8 million to $45.4 million.

In the second quarter fiscal 2007, $0.6 million of interest on indebtedness relating to production of film and television programming was capitalized, compared to $0.2 million last year. For the six months ended February 28, 2007, interest on indebtedness of $0.9 million relating to production and television programming was capitalized compared to $0.2 million for the same period in the prior year.   The interest component may vary each period depending on the dollar value of production during the period and the timing of production commencement and delivery during the period.

Income Tax Recovery

Intangible assets and goodwill that arose in the acquisitions of kaBOOM! Entertainment Inc. resulted in a future income tax liability represented by the tax effect of the temporary timing differences between the tax and accounting treatment related to the amortization of intangible assets and goodwill.  Amortization of the intangible assets during the second quarter resulted in a partial reversal of the temporary timing differences and an income tax recovery of $0.1 million, and $0.1 million in the six months ended February 28, 2007.

QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

The following tables set forth certain unaudited data from the consolidated statements of earnings (loss) for each of the eight most recent quarters ended February 28, 2007. The information has been derived from the Company’s unaudited consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited financial statements for the year ended August 31, 2006.

(thousands of Canadian dollars except per share amounts)	Revenues	Net earnings (loss)	Earnings (loss) per share
			Basic	Diluted
2007
2nd Qtr.	20,276	2,239	0.07	0.06
1st Qtr.	11,330	86	0.00	0.00

2006
4th Qtr. 3rd Qtr. 2nd Qtr. 1st Qtr.	7,864 8,824 3,661 909	(2,239) (441) (741) (699)	(0.09) (0.02) (0.04) (0.04)	(0.09) (0.02) (0.04) (0.04)

2005
4th Qtr. 3rd Qtr. (restated)	1,652 4,291	(198) 1,967	(0.01) 0.10	(0.01) 0.10

Seasonal and other fluctuations

Results of operations for any period are dependent on the number, timing and commercial success of motion pictures and television programs delivered or made available to various media, none of which can be predicted with certainty. Home Entertainment results of operations are impacted by strong sales in the Christmas season during Q1 and Q2.  Consequently, results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods.  Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

Significant items causing variations in quarterly results

During the quarter, the Company recognized a gain from the settlement of an outstanding dispute with the co-financier of a television series of $1.0 million, (net of $0.2 million in legal costs).

Quarterly net earnings (loss) have varied due to one-time events that occurred during the second and third quarter of fiscal 2005 arising from the recognition of a one time $0.8 million gain and $1.3 million gain respectively, on the settlement of obligations.

Restatement

The Company identified a required revision to its February 28, 2005 financial statements related to the valuation of its obligation to issue shares.  It was determined that the price of the Company’s stock on the settlement date should be used to value the obligation to issue shares at February 28, 2005.  The adjustment to the May 31, 2005 quarter is a reduction on the gain on settlement of obligations of $0.8 million.

The preceding table reflects the revised May 31, 2005 quarterly (3rd quarter) results of operations.

LIQUIDITY AND CAPITAL RESOURCES

The nature of the business is such that significant expenditures are required to produce, acquire and promote television programs and motion pictures in advance of revenue generation from these programs and motion pictures, which is earned over an extended period of time after their completion or acquisition. The Company has historically financed its capital requirements through various bank and other financial institution loans, vendor financing arrangements, loans from related parties as well as through the issuance of shares and warrants.

While these consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast substantial doubt on the validity of this assumption. The Company has undergone substantial growth in corporate, sales infrastructure and through acquisitions and requires additional financing until it can generate positive cash flows from operations. While the Company continues to maintain its day-to-day activities and produce and distribute films and television programming, its working capital situation is severely constrained. Furthermore, the Company operates in an industry that has long operating cycles which require cash injections into new projects significantly ahead of the delivery and exploitation of the final production.

The application of the going concern basis is dependent upon the Company obtaining additional financing in the short term and achieving sufficient cash flows from operations to fund continuing operations and meet its obligations as they come due.

As at February 28, 2007, the Company had cash or cash equivalents available of $5.5 million compared to $0.7 million in 2006 and had drawn $2.1 million on its $3.0 million bank credit facility.

Cash Flows from Operating Activities

During the six month period ended February 28, 2007 $4.9 million was used by operating activities, compared to $7.6 million used by operating activities in the same period of the prior year.  This improvement in cash flows used from operations for the six months ended February 28, 2007 was due primarily to the positive net earnings of $2.3 million in the period compared to a net loss of $(1.4) million last year.

Cash Flows from Investing Activities

During the six month period ended February 28, 2007, cash flows used from investing activities were $10.1 million, compared with $3.3 million used in the same period in 2006. $9.7 million was used for the acquisition of Castle Hill Productions Inc. and Dream LLC compared with $3.2 million used for the purchase of kaBOOM! Entertainment Inc. during the same period last year.

Cash Flows from Financing Activities

During the six months ended February 28, 2007, cash flows from financing activities were $19.3 million compared to $10.2 million for the same period in 2006. The increase was primarily from the net cash flows from the production loans of $15.6 million compared to $6.4 million last year. Included in the net increase in production loans is $5.4 million which was used to finance the acquisition of Castle Hill Productions Inc. and Dream LLC.  In addition, the Company issued a $3.2 million term loan in conjunction with the acquisition of Castle Hill Productions Inc. and Dream LLC compared to the issuance of a $3.5 million term loan in conjunction with the acquisition of kaBOOM! Entertainment Inc. in the same period last year.

Capital Structure   During the first six months, the following capital transactions occurred:

Capital Stock

i.

On September 1, 2006, the Company returned 121,000 shares to treasury from escrow, the balance of shares originally reserved for issuance to Comerica Bank of California as per their conversion agreement.

ii.

On September 7, 2006, 500,000 Series II Preference Share warrants were exercised at a price of US$0.50 per share for proceeds of $277,000 (US$250,000).

iii.

On October 24, 2006, the Company issued 71,318 common shares in settlement of $71,000 of dividends payable to certain preferred shareholders. The value of the shares issued to settle the liability was $84,000 and therefore the Company recorded a loss on settlement of the dividends of $13,000.

iv.

On November 17, 2006, 200,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of $123,000 (US$108,000).  A balance of $84,000 representing a portion of the value associated with warrants was transferred from warrants.

v.

On December 21, 2006, the Company acquired 100% of the issued and outstanding shares of Castle Hill Productions Inc. and Dream LLC, which in part consisted of the issuance of 1,120,419 Common Shares of the Company valued at $1,158,000.  The fair value per Common Share was $1.03 (US$0.89) and was determined based on the date that the agreement was reached.

vi.

On January 12, 2007, the Company issued 39,907 common shares in settlement of $43,000 of dividends payable to certain preferred shareholders. The value of shares issued to settle the liability was $43,000.  The Company recorded no gain or loss on settlement.

vii.

During the six months ended February 28, 2007, the Company issued 34,999 Common Shares for gross cash proceeds of $22,000 in connection with employee stock options that had been exercised.  A balance of $11,000 representing a portion of the value associated with stock options was transferred from contributed surplus.

viii.

In January, 2007, 245,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of $156,000 (US$132,000). A balance of $116,000 representing a portion of the value associated with warrants was transferred from warrants.

Series I and II Preference Share Purchase Warrants

During the six months ended February 28, 2007, the Company recorded dividends of $204,000 (2006 - $135,000) in respect of the Series I Preference Shares and the Series II Preference Shares being 10% of their face value.

Each Series I and Series II Preference Share is convertible into one Common Share of the Company at any time. Each outstanding Series I and II Preference Share pays a 10% cumulative dividend on a quarterly basis.

On September 7, 2006, 500,000 Series II Preference Share warrants were exercised at a price of US$0.50 per share for proceeds of $277,000 (US$250,000). An amount of $80,000 representing the value of the Series II Preference Share warrants exercised during the six months ended February 28, 2007 was transferred to the cost of the issued Series II Preference Shares.

Common Share Purchase Warrants

During the six months ended February 28, 2007, 445,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of $279,000 (US$240,000).  An amount of $200,000 representing the value of the Common Share purchase warrants exercised during the six months was transferred to the cost of the issued Common Shares.

SUBSEQUENT EVENTS

On March 28, 2007, the Company entered into agreements with a director, a shareholder, and two members of senior management (or companies controlled by senior management) to loan the Company an aggregate amount of $4,981,000. The proceeds of the loans are to be used primarily in providing bridge loans for the production of film and television programs as well as for the provision of general working capital. The transaction costs and interest anticipated to be paid is approximately $200,000.  The loans are secured by a general assignment of the Company’s assets, and are due on May 31, 2007.

OFF BALANCE SHEET ARRANGEMENTS

Certain film productions delivered during prior years were pursuant to co-production agreements with an independent producer (the co-producer) in another country. The production loans are arranged jointly by the co-producers to cover their individual funding of the respective film production. Each co-producer is responsible for the payment of its respective portion of the loans out of receipts from the respective co-producer’s exploitation of the production. In the event of default by the co-producer, the Company is liable for any unpaid balance of the co-producer’s share of the loan. At February 28, 2007, the total amount of such unpaid loans was approximately $203,000 (August 31, 2006 - $223,000). In the event of such a default, the Company has full recourse to all the copyright, exploitation and other rights attributed to the co-producer pursuant to the co-production agreement. No accrual has been made as the Company believes the likelihood of payment is remote.

The Company has entered into financings with a Canadian limited partnership, which provides security for bank loans provided either to the Company to finance minimum guarantee obligations related to production rights acquisitions, or to production entities directly to support financing of production costs. The limited partnership guarantee is secured by the Company by certain distribution rights relating to each project. In each instance, the Company is the distributor of the project and the Canadian Imperial Bank of Commerce is the bank.

Please refer to Note 24 “Commitments and Contingencies” of the February 28, 2007 consolidated financial statements for further details of off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

The Company has transacted business in the normal course with entities that are subject to common voting control and with entities over which the Company exercises significant influence. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties and having normal trade terms.

During the first six months, the following transactions occurred:

i)

During the six months ended February 28, 2007 the Company paid $95,000 (2006 - $95,000) to a company controlled by a shareholder, director and officer of the Company for executive services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses.

ii)

During the six months ended February 28, 2007 the Company incurred interest of $245,000 (2006 - $nil) in respect of a $2,740,000 loan from a company controlled by a director and a member of the Company’s senior management. The loan bears interest at the rate of 18% per annum and is secured by the Company’s unencumbered entitlement to tax credit receivables due on films that it has produced and by guarantees provided by certain unrelated production companies in order to assist the Company with the financing of its distribution advances. The loan is due on December 1, 2007. The interest is included in interest expense in the statement of earnings.

iii)

As at February 28, 2007, included in production loans was $50,000 (August 31, 2006 - $50,000) due to a director of the Company in respect of a loan for the purpose of interim financing of a certain production. The loan is due on demand and is interest free.

iv)

Subsequent to February 28, 2007, the Company entered into agreements with certain related parties to loan the Company $4,981,000 (see subsequent events).

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of Common Shares without par value.  At April 12, 2007 the Company had 32,826,619 Common Shares outstanding (excluding 222,689 shares in escrow).

The Company is authorized to issue an unlimited number of Preference Shares, issuable in series without par value.  At April 12, 2007 the Company had 4,347,827 Series I Preference Shares and 3,161,929 Series II Preference Shares and 1,185,896 Series II Preference Share warrants issued and outstanding.

The current stock option plan allows for the Company to issue a total of 6,217,466 stock options.

RISKS AND UNCERTAINTIES

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2006, as disclosed in the Company’s MD&A for the year ended August 31, 2006.

ACCOUNTING POLICIES

The consolidated financial statements have been prepared according to Canadian GAAP. See note 2 to the consolidated financial statements for more information about the accounting principles used to prepare the financial statements.

There have not been any significant changes in accounting standards or our accounting policies or key estimates and assumptions that management has made under these principles.  Their impact on the amounts reported in the financial statements and notes remain substantially unchanged from those described in the Management Discussion and Analysis for the year ended August 31, 2006 filed on SEDAR on November 29, 2006.

FINANCIAL INSTRUMENTS

As at February 28, 2007 and August 31, 2006, the Company’s financial instruments included cash and cash equivalents, restricted term deposits, accounts and other receivables, revolving credit facility, term loan, production loans, revenue guarantee obligation and accounts payable and accrued liabilities. The carrying values of the restricted term deposits and the revenue guarantee obligations approximate fair value as the interest rates are reflective of current market rates as at February 28, 2007. The carrying value of the remaining financial instruments approximated their fair value due to their ability for prompt liquidation or short term to maturity, with the exception of tax credits, which are receivable over a period of up to two years. The Company expects to recover the carrying value of these tax credits and as such has not written them down to fair market value.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls as required by Multilateral Instrument 52-109 issued by the Canadian Securities administrators.

The Company’s Chief Executive Officer and Chief Financial Officer, with the aid of Management, have designed disclosure controls and procedures, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities particularly during the period in which the annual filings are being prepared. Management has also designed internal controls over financial reporting to provide reasonable assurance regarding reliability of financial reporting and preparation of the financial statements for the year ended August 31, 2006 in accordance with Multilateral Instrument 52-109.  There have been no changes to the Company’s disclosure controls and procedures or to the Company’s internal controls over financial reporting that occurred during the preceding quarter that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures, in place as at August 31, 2006 and have concluded that the Company’s disclosure controls and procedures were adequate and effective with the following exception.  It was determined at August 31, 2006 additional internal review procedures were necessary to provide reasonable assurance of the reliability of the accounts of certain subsidiary companies.  Management is implementing control procedures to correct this deficiency.

The Company is rapidly growing by incorporating new subsidiaries and acquiring new companies.  From time to time there may be deficiencies in the design of disclosure controls and procedures relating to newly acquired or incorporated subsidiaries.  Given the ongoing increase in size and capacity of operations, management is continually re-evaluating the current system and implementing the appropriate changes to the current controls and procedures to address the needs of a larger organization.

There have not been significant changes in disclosure controls and procedures from those described in the Management Discussion and Analysis for the year ended August 31, 2006 filed on SEDAR on November 29, 2006.